U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                     SEC FILE NUMBER: 1-8946 (CILCORP INC.)
                     CUSIP NUMBER:

                     SEC FILE NUMBER: 1-2732 (CENTRAL ILLINOIS LIGHT COMPANY) CUSIP NUMBER:


(Check One):      Form 10-K  [X] Form 20-F  [  ] Form 11-K  [  ] Form 10-Q  [  ]
                  Form N-SAR [  ] Form N-CSR [  ]

For Period Ended:  December 31, 2002

                   [  ] Transition Report on Form 10-K
                   [  ] Transition Report on Form 20-F
                   [  ] Transition Report on Form 11-K
                   [  ] Transition Report on Form 10-Q
                   [  ] Transition Report on Form N-SAR

For the Transition Report ended:  ______________________

  Read Instruction (on back page) Before Preparing Form. Please Print or Type.

     Nothing In This Form Shall Be Construed To Imply That The Commission Has Verified Any Information Contained Herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

CILCORP INC. and CENTRAL ILLINOIS LIGHT COMPANY
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Full Name of Registrant


--------------------------------------------------------------------------------
Former Name if Applicable

300 Liberty Street
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Address of Principal Executive Office  (Street and Number)

Peoria, Illinois 61602
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City, State and Zip Code

PART II - RULES 12b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) [X]

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without reasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25 has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CRS, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

As previously reported in the current report on Form 8-K filed on January 31, 2003 by CILCORP Inc. ("CILCORP") and Central Illinois Light Company ("CILCO" and together with CILCORP, the "Registrants"), Ameren Corporation ("Ameren") issued a press release announcing the closing of the acquisition of all of the issued and outstanding common stock of CILCORP from The AES Corporation, pursuant to an agreement dated as of April 28, 2002. As of such acquisition, CILCORP became a wholly-owned subsidiary of Ameren. CILCORP is the parent company of Peoria, Illinois-based CILCO. CILCO became an indirect subsidiary of Ameren, but remains a separate utility company.

The preparation of the financial statements of each of the Registrants was not completed by March 31, 2003, the required filing date of Registrants' Annual Reports on Form 10-K for the period ended December 31, 2002, because the new management of each of the Registrants has not been able to complete, within the period of time subsequent to the January 31, 2003 acquisition, the process by which it reviews the data to be included in the subject report.

Because Ameren's acquisition of the Registrants closed in 2003, the Ameren consolidated financial statements for the periods ending on or before December 31, 2002 do not include the financial statements of the Registrants.

PART IV - OTHER INFORMATION


     (1) Name and telephone number of person to contact in regard to this notification

         Warner L. Baxter           (314) 621-3222
         --------------------       -----------------------
                (Name)              (Area Code)(Telephone Number)

     (2) Have all other Periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify reports(s).

                                                          [X] Yes   [  ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                          [X*] Yes  [  ] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

* Based on new management's review to date, it is anticipated that the results of operations of CILCORP for the year ended December 31, 2001 will be restated to correct errors associated with, among other things, the accounting for discontinued operations of a segment of CILCORP' s business. Correction of the error related to discontinued operations is anticipated to reduce Net Income from Continuing Operations for the year ended December 31, 2001 by approximately $2.7 million and decrease Loss from Operations of Discontinued Businesses by approximately $2.7 million, all after income taxes. New management anticipates that the results of operations of CILCORP will also be restated to correct certain other errors which, at this time, are expected to reduce Net Income from Continuing Operations, Net Income and Comprehensive Income up to $2.0 million, after income taxes. Prior to the correction of these errors, CILCORP's Net Income from Continuing Operations, Loss from Discontinued Operations, Net Income and Comprehensive Income for the year ended December 31, 2001 were $28.4 million, $4.4 million, $24.0 million and $10.4 million, respectively.

Based on new management's review to date, it is anticipated that the results of operations of CILCO for the year ended December 31, 2001 will be restated to correct errors which, at this time, are expected to reduce Net Income and Comprehensive Income up to $2.0 million, after income taxes. Prior to the correction of these errors, CILCO's Net Income and Comprehensive Income were $12.7 million and $7.9 million, respectively.


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




                                              CILCORP INC.
                                   -----------------------------------------
                                   (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date   April 1, 2003                 By /s/ Warner L. Baxter
       --------------                   ---------------------------
                                        Name:  Warner L. Baxter
                                        Title: Senior Vice President, Finance



                                   CENTRAL ILLINOIS LIGHT COMPANY
                                   ----------------------------------------
                                   (Name of Registrant as specified in charter)


has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date   April 1, 2003                 By /s/ Warner L. Baxter
       --------------                   ---------------------------
                                        Name:  Warner L. Baxter
                                        Title: Senior Vice President, Finance



INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                   ATTENTION
INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).



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